

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 19, 2017

Via E-Mail
Robert S. Risoleo, Esq.
Sullivan & Cromwell LLP
1700 New York Ave. NW, Suite 700
Washington, DC 20006

>　**Re:**　**Gas Transporter of the South Inc.**
>　　　　**Schedule 14D-9**
>　　　　**Filed on January 13, 2017**
>　　　　**SEC File No. 005-46666**

Dear Mr. Risoleo:

　　　We have reviewed your filing and have the following comments.

　　　Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 3

1.　　We note that you incorporate certain disclosure required by this item by reference to your annual report on Form 20-F for the fiscal year ended December 31, 2015. Please file the annual report as an exhibit to the Schedule 14D-9. Refer to the Instruction to Item 1005(d) of Regulation M-A.

Item 4. The Solicitation or Recommendation, page 5

2.　　Note that Item 1012(b) of Regulation M-A specifically requires that reasons be cited to explain why the board is not making a recommendation. Please revise this section to clarify the reasons in support of the board's decision to "express no opinion, and make no recommendation, as to whether holders should tender their TGS Securities pursuant to the U.S. Offer." In this respect, tell us your plans to disseminate this additional disclosure.

Robert S. Risoleo
Sullivan & Cromwell LLP
January 19, 2017
Page 2

<u>Item 6. Interest in Securities of the Subject Company, page 6</u>

3.   Please disclose where and how the listed transaction was effected. Refer to Item 1008(b)(5) of Regulation M-A.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Thomas at (202) 551-3577 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

             Sincerely,

             /s/ Daniel F. Duchovny
             Daniel F. Duchovny
             Special Counsel
             Office of Mergers & Acquisitions